LARGO INC.

100 KING STREET WEST, SUITE 1600

TORONTO, ONTARIO M5X 1G5

VIA EDGAR

September 17, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: J. Elizabeth Packebusch

Re:	Largo Inc.
Registration Statement on Form F-3 (File No. 333-290163)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Largo Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the "Registration Statement") so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern time, on September 19, 2025, or as soon as practicable thereafter. The Company hereby authorizes Nicole A. Edmonds or Thomas M. Rose, both of whom are attorneys at the Company's outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Ms. Edmonds at (804) 339-1847 or Mr. Rose at (757) 687-7715.

Thank you for your assistance in this matter.

Very truly yours,

Largo Inc.

/s/ David Harris
Name:	David Harris
Title:	Chief Financial Officer

cc (via email):	Daniel Tellechea, Interim Chief Executive Officer, Largo Inc. Thomas M. Rose, Troutman Pepper Locke LLP Nicole A. Edmonds, Troutman Pepper Locke LLP